UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) and (d) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

(Amendment No. _______)*


American Retirement Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

028913101
(CUSIP Number)

November 13, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]	Rule 13d-1 (b)
[  x ]	Rule 13d-1 (c)
[    ]	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS
	(I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Ronald Scott

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)

	(a)	[   ]
	(b)	[   ]


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5. SOLE VOTING POWER
        1,262,769

6. SHARED VOTING POWER
        115,644

7. SOLE DISPOSITIVE POWER
        1,262,769

8. SHARED DISPOSITIVE POWER

        115,644

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,378,413

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [   ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.62%

12. TYPE OF REPORTING PERSON*  (SEE INSTRUCTIONS)

        Individual


Item 1 (a).	Name of Issuer:

                American Retirement Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:

                111 Westwood Place, Suite 200
                Brentwood, Tennessee 37027

Item 2 (a).	Name of Persons Filing:

                J. Ronald Scott


Item 2 (b).	Address of Principal Business Office or, if None,
Residence:

                111 Fourth Avenue South
                Nashville, Tennessee 37201


Item 2 (c) .	Citizenship:

                United States

Item 2 (d).	Title of Class of Securities:

                Common stock

Item 2 (e).	CUSIP Number:

                028913101

Item 3.  	If this Statement is Filed Pursuant to Rule 13d-1 (b),
or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	[    ]	Broker or dealer registered under Section 15 of
the Exchange Act.

(b)	[    ]	Bank as defined in Section 3 (a) (6) of the
Exchange Act.

(c)	[    ]	Insurance company defined in Section 3 (a) (19) of
the Exchange Act.

(d)	[    ]	Investment company registered under Section 8 of
the Investment Company Act.

(e)	[    ]	An investment adviser in accordance with Rule 13d-
1 (b) (ii) (E).

(f)	[    ]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1 (b) (ii) (F).

(g)	[    ]	A parent holding company or control person in
accordance with Rule 13d-1 (b) (1) (ii) (G).

(h)	[     ]	A savings association as defined in Section 3 (b)
of the Federal Deposit Insurance Act.

(i)	[    ]	A church plan that is excluded from the definition
of an investment company under Section 3 (c) (14) of the Investment Company Act.

(j)	[    }	Group, in accordance with Rule 13d-1 (b) (1) (ii)
(J).

		If this statement is filed pursuant to Rule 13d-1(c),
check this box.   [     ]



Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

    1,378,413

(b) Percent of class:

    7.62%

(c) Number of shares as to which such person has:

    (i) Sole power to vote or to direct the vote

    1,262,769


(ii) Shared power to vote or to direct the vote

    115,644

(iii) Sole power to dispose or to direct the disposition of

    1,262,769

(iv) Shared power to dispose or to direct the disposition of

    115,644

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [     ].

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

        Not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

        Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

        Not applicable.

Item 9.	Notice of Dissolution of Group.

        Not applicable.



Item 10.	Certification.

	By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	January 21, 2003


By:         J. Ronald Scott




EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agrees that the statement on Schedule 13G with respect to the __________________ of _______________________
dated ___________, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended.

Dated:  ________________________




By:


EXHIBIT B
IDENTIFICATION OF MEMBERS OF THE GROUP

Not applicable